June 8, 2005


Mr. Bradley T. MacDonald
Chief Executive Officer
Medifast, Inc.
11445 Cronhill Drive
Owings Mills, MD  21117


	Re:	Medifast, Inc.
		Form 10-KSB for Fiscal Year Ended December 31, 2004
      Filed March 14, 2005
      Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 10, 2005
      Response Letter Dated May 20, 2005
Form 10-KSB/A for Fiscal Year Ended December 31, 2004
      Filed May 31, 2005
      File No.  1-31573

Dear Mr. MacDonald:

      We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the year ended December 31, 2004

Business, page 4

1. We have considered your response to our prior comment two and the revised disclosures made based on our prior comments eight and nine with regard to the acquisition of Consumers Choice Systems, Inc. and
Hi-Energy Weight Control Centers in 2003. It does not appear that your revised disclosures address the requirements of FAS 141, paragraphs 51 and 54. These requirements deal with the nature, reason and cost of a business combination and specific pro forma disclosures as to the effect of such a business combination. Please revise the footnotes to your financial statements to provide all the disclosures required under FAS 141, paragraphs 51 and 54 for your acquisitions of Consumers Choice Systems, Inc. and Hi-Energy Weight
Control Centers in 2003.

Also, please note that FAS 141, paragraphs 51(h) requires disclosure in subsequent periods of the nature and amounts of any material adjustments made to the initial allocation of the purchase price.

Note E - Trademarks, page F-17

2. We have considered your response and the revised disclosures made based on our prior comment nine. Please revise your Footnote E to disclose the estimated amortization expense for each of the five succeeding fiscal years as required by FAS 142, paragraph 45a.(3).

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Gary Newberry at (202) 551-3761 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

								Sincerely,



								April Sifford
							Branch Chief

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Mr. Bradley T. MacDonald
Medifast, Inc.
June 8, 2005
page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05